

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 8, 2010

via U.S. mail and facsimile

Osvaldo Burgos Schirmer, CFO
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul – Brazil CEP 90220-005

> **RE:** **Gerdau S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 7, 2010**
> **Form 20-F/A No. 1 for the Fiscal Year Ended December 31, 2009**
> **Filed November 5, 2010**
> **File No. 1-14878**

Dear Mr. Schirmer:

　　We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief